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Exhibit (a)(5)(i)

CALIFORNIA WATER COMMENCES CASH TENDER OFFER TO ACQUIRE
SJW GROUP AT $68.25 PER SHARE

Urges SJW to Engage and Requests Cooperation to Begin State Regulatory Review Process

        SAN JOSE, Calif.—June 7, 2018—California Water Service Group ("California Water") (NYSE: CWT) today announced that it has commenced a tender offer to acquire all outstanding shares of SJW Group (NYSE: SJW) for $68.25 per share in cash. The offer is scheduled to expire at 5:00 p.m., New York City time, on August 3, 2018, unless the offer is extended.

        On April 4, 2018, California Water made a private proposal to acquire SJW for $68.25 per share in cash, which exceeds SJW's all-time high closing share price, and represents a 30% premium to SJW's share price at the time of California Water's proposal. In light of SJW's refusal to engage, and as part of its commitment to consummating a transaction with SJW, California Water has decided to take its proposal directly to SJW stockholders in the form of a tender offer.

        "We strongly believe that our offer provides SJW stockholders with significantly greater value than the existing agreement with Connecticut Water, as well as immediate liquidity for their shares," said Martin A. Kropelnicki, Chief Executive Officer and President of California Water. "By taking this step, we are reinforcing our commitment to a combination with SJW and are providing all SJW stockholders a voice in this process."

        The full terms, conditions and other details of the tender offer are set forth in the offering documents that California Water will file today with the Securities and Exchange Commission (SEC). The offer is being made on the terms and subject to the conditions set forth in the offer to purchase and letter of transmittal (together, the "Offer"), dated June 7, 2018, included in the Tender Offer Statement that will be filed with the SEC today. The Offer has no financing or due diligence conditions.

        Stockholders with questions about the Offer or who need assistance in tendering their shares may call the Information Agent, Innisfree M&A Incorporated, toll-free at (888) 750-5834. Banks and brokers may call collect at (212) 750-5833.

        California Water also delivered today a letter to the Board of Directors of SJW requesting, among other things, that SJW cooperate with California Water to promptly deliver the necessary applications with the California and Texas Public Utility Commissions to commence the review process. A copy of the letter follows:

June 7, 2018

The Board of Directors
SJW Group
110 West Taylor Street
San Jose, CA 95110
Attention: Robert A. Van Valer, Lead Independent Director

Dear Mr. Van Valer:

        Over two months ago on April 4, 2018, we delivered to you, the SJW Board, a private proposal to acquire 100% of the outstanding shares of SJW Group for $68.25 per share in cash. As we have repeatedly conveyed to you, it is our belief that our proposal represents a "superior proposal" under the terms of your existing merger agreement with Connecticut Water.

        We continue to be disappointed by your refusal to engage with us, and your decision on April 25 to commence a hostile public relations campaign against us and our stakeholders in response to our private proposal, and our attempts to negotiate with you in good faith.

        The entrenching steps you have taken so far and stockholder money you've wasted are troubling in light of your May 31 announcement to amend your merger agreement with Connecticut Water to allow it to run a 45-day go-shop period, and actively solicit third party acquisition proposals. Notwithstanding your public statements highlighting the purported "merger of equals" nature of your transaction with Connecticut Water, the spirit of equality was not reflected in your decision not to demand a similar go-shop right that would have allowed you to seek, unrestrained, a better transaction for your stockholders.

        In light of the foregoing, and the multiple attacks that you publicly and privately launched on the legitimacy of our proposal including referring to it as a "non-binding indication of interest," we are left with no option but to take our proposal directly to SJW stockholders: Today we commenced a $68.25 per share all-cash tender offer for all outstanding SJW shares. Our binding offer is not subject to any financing or due diligence condition. Nor is our offer subject to negotiation of definitive transaction agreements with you.

        As you might expect, our offer is conditioned on getting regulatory approvals from the California Public Utilities Commission and the Public Utility Commission of Texas. Therefore, we hereby formally request that you and your advisors cooperate with us to promptly deliver the necessary applications with the PUCs to commence the review process. Our advisors are standing by to work with yours, and we are prepared to reimburse reasonable and customary third party expenses that you might incur in this regard.

        Despite your unwillingness to engage with us, we continue to extend to you an invitation and proposal to engage and negotiate a transaction with us at a value of $68.25 per share. We firmly believe that in the context of a negotiated transaction, we can together resolve any legitimate issues that you may have with our proposal.

        It is our further belief that there is no legitimate contractual reason why you cannot immediately engage in discussions with us on the basis of our tender offer and the content of this letter. We look forward to your response, and the opportunity to work together to create value for our stockholders, customers, employees, and the communities we serve.

Sincerely,

Martin A. Kropelnicki Chief Executive Officer and President California Water Service Group	Peter C. Nelson Chairman of the Board California Water Service Group

        Morgan Stanley is serving as financial advisor to California Water and Gibson Dunn is serving as its legal advisor. For additional information regarding California Water's proposal to combine with SJW please visit www.sjwvalue.com.

About California Water Service Group

        California Water Service Group is the parent company of California Water Service, Washington Water Service, New Mexico Water Service, Hawaii Water Service, CWS Utility Services, and HWS Utility Services. Together, these companies provide regulated and non-regulated water service to approximately 2 million people in more than 100 California, Washington, New Mexico, and Hawaii communities. California Water Service Group's common stock trades on the New York Stock Exchange under the symbol "CWT." Additional information is available online at www.calwatergroup.com.

Forward-Looking Statements

        This press release contains forward-looking statements. Forward-looking statements are based on currently available information, expectations, estimates, assumptions and projections, and management's judgment about California Water, the water utility industry and general economic conditions. Such words as would, expects, intends, plans, believes, estimates, assumes, anticipates, projects, predicts, forecasts or variations of such words or similar expressions are intended to identify forward-looking statements. The forward-looking statements are not guarantees of future performance. They are subject to uncertainty and changes in circumstances. Actual results may vary materially from what is contained in a forward-looking statement. Factors that may cause a result different than expected or anticipated include, but are not limited to: the failure to consummate the proposed transaction with SJW upon the terms set forth in California Water's Acquisition Proposal; governmental and regulatory commissions' decisions; changes in regulatory commissions' policies and procedures; the timeliness of regulatory commissions' actions concerning rate relief; changes in environmental compliance and water quality requirements; electric power interruptions; changes in customer water use patterns and the effects of conservation; the impact of weather and climate on water availability, water sales and operating results; civil disturbances or terrorist threats or acts, or apprehension about the possible future occurrences of acts of this type; labor relations matters as we negotiate with the unions; restrictive covenants in or changes to the credit ratings on our current or future debt that could increase our financing costs or affect our ability to borrow, make payments on debt or pay dividends; and, other risks and unforeseen events. When considering forward-looking statements, you should keep in mind the cautionary statements included in this paragraph, as well as our Annual 10-K, Quarterly 10-Q, and other reports filed from time-to-time with the SEC. California Water assumes no obligation to provide public updates of forward-looking statements except to the extent required by law.

Important Additional Information

        This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of SJW or any other securities. California Water and its wholly owned subsidiary Waltz Acquisition Sub, Inc. have commenced a tender offer for all outstanding shares of common stock of SJW and will file with the Securities and Exchange Commission a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), which will be amended as necessary. These documents contain important information, including the terms and conditions of the tender offer, and shareholders of SJW are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain free copies of these statements and other documents filed with respect to the tender offer at the SEC's website at www.sec.gov. In addition, copies of the tender offer statement and related materials may be obtained for free by directing such requests to the information agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5834 (toll free for shareholders) or (212) 750-5833 (collect for banks and brokers).

Investor Contacts
Thomas Smegal
(408) 367-8200

Innisfree M&A Incorporated
Scott Winter
(212) 750-5833

Media Contacts
Shannon Dean
(408) 367-8243

Sard Verbinnen & Co
Meghan Gavigan/David Isaacs
(415) 618-8750

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  Exhibit (a)(5)(i)
CALIFORNIA WATER COMMENCES CASH TENDER OFFER TO ACQUIRE SJW GROUP AT $68.25 PER SHARE Urges SJW to Engage and Requests Cooperation to Begin State Regulatory Review Process